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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                           Ultimate Electronics, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                   903849 10 7
                        ---------------------------------
                                 (CUSIP Number)

                                December 31, 2001
                   ------------------------------------------
                   (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |_| Rule 13d-1(c)

                                |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (03-00)                Page 1 of 8 pages

Schedule 13G                                                  Page 2 of 8 pages
CUSIP No. 903849 10 7                                Ultimate Electronics, Inc.
-------------------------------------------------------------------------------


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        William J. Pearse

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES             1,666
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY            1,792,990
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING           1,666
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH              1,792,990
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,794,656

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        16.04%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

        IN

Schedule 13G                                                  Page 3 of 8 pages
CUSIP No. 903849 10 7                                Ultimate Electronics, Inc.
-------------------------------------------------------------------------------


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Barbara A. Pearse

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES             -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY            1,792,990
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING           -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH              1,792,990
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,792,990

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        16.02%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

        IN

Schedule 13G                                                  Page 4 of 8 pages
CUSIP No. 903849 10 7                                Ultimate Electronics, Inc.
-------------------------------------------------------------------------------

Item 1.

        (a)     Name of Issuer:  ULTIMATE ELECTRONICS, INC.

        (b)     Address of Issuer's Principal Executive Offices:
                   321 WEST 84TH AVENUE, SUITE A
                   THORNTON, COLORADO 80260

Item 2.

        (a)     Name of Person Filing:

                (1)     WILLIAM J. PEARSE
                (2)     BARBARA A. PEARSE

        (b)     Address of Principal Business Office:

                321 WEST 84TH AVENUE, SUITE A
                THORNTON, COLORADO 80260

        (c)     Citizenship:

                UNITED STATES OF AMERICA

        (d)     Title of Class of Securities:

                COMMON STOCK, PAR VALUE $.01 PER SHARE

        (e)     CUSIP Number:

                903849 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).
     (b)  |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Schedule 13G                                                  Page 5 of 8 pages
CUSIP No. 903849 10 7                                Ultimate Electronics, Inc.
-------------------------------------------------------------------------------

     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e)  |_| An investment adviser in accordance with Section 240.13d-1(b)
              (ii)(E).
     (f)  |_| An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F).
     (g)  |_| A parent holding company or control person in accordance with
              Section 240.13d-1(b)(1)(ii)(G).
     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
     (j)  |_| Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

        (a)    Amount Beneficially Owned:

               (1) William J. Pearse:              1,794,656

               (2) Barbara A. Pearse:              1,792,990

        (b)    Percent of Class:

               (1) William J. Pearse:              16.04%

               (2) Barbara A. Pearse:              16.02%

        (c)    Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:

                       (1)     William J. Pearse:   1,666 /1/

                       (2)     Barbara A. Pearse:   -0-

                  (ii) Shared power to vote or to direct the vote:

Schedule 13G                                                  Page 6 of 8 pages
CUSIP No. 903849 10 7                                Ultimate Electronics, Inc.
-------------------------------------------------------------------------------


                        (1)     William J. Pearse:   1,794,656

                        (2)     Barbara A. Pearse:   1,792,990

                  (iii) Sole power to dispose or to direct the disposition of:

                        (1)     William J. Pearse:   1,666 /1/

                        (2)     Barbara A. Pearse:   -0-

                  (iv)  Shared power to dispose or to direct the disposition of:

                        (1)     William J. Pearse:   1,794,656

                        (2)     Barbara A. Pearse:   1,792,990

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         NOT APPLICABLE.

Item 7.  Identification and Classification of the Subsidiary  Which
         Acquired the Security Being Reported on By the Parent Holding Company:

         NOT APPLICABLE.

Item 8.  Identification and Classification of Members of the Group:

         NOT APPLICABLE.


----------------
1 The shares that William J. Pearse has the sole power to vote, direct the vote, dispose and direct the disposition of are 1,666 shares issuable upon the exercise of currently exercisable options or options exercisable within sixty days of December 31, 2001, granted to William J. Pearse by Ultimate Electronics, Inc., under its employee stock option plan.

Schedule 13G                                                  Page 7 of 8 pages
CUSIP No. 903849 10 7                                Ultimate Electronics, Inc.
-------------------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group:

         NOT APPLICABLE.


Item 10. Certification.

         NOT APPLICABLE.

Schedule 13G                                                  Page 8 of 8 pages
CUSIP No. 903849 10 7                                Ultimate Electronics, Inc.
-------------------------------------------------------------------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 2002                  /s/WILLIAM J. PEARSE
                                          -------------------------------------
                                          Signature


                                          WILLIAM J. PEARSE
                                          -------------------------------------
                                          Name/Title




Date:  February 11, 2002                  /s/BARBARA A. PEARSE
                                          -------------------------------------
                                          Signature


                                          BARBARA A. PEARSE
                                          -------------------------------------
                                          Name/Title

                                  EXHIBIT INDEX

Exhibit                      Document                                   Page No.
-------                      --------                                   --------

   A                         Joint Filing Agreement                     A-1